Exhibit 99.2

Together We Discover Reaching Patients Through Immunology Innovation March 22, 2022 Topline Results: ADAPT - SC Bridging Study in gMG 1

Forward Looking Statements

This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

Safe Harbor: Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” and include those regarding expected benefits of subcutaneous (“SC”) efgartigimod (1000mg efgartigimod-PH20) for the treatment of generalized myasthenia gravis (“gMG”) and the market acceptance thereof. Such statements are based on the current analysis and expectations of management and inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond the Company’s control. Such risks include, but are not limited to: the impact of COVID-19 pandemic on our business; the impact of general economic and geopolitical conditions, including the conflict between Russia and Ukraine; general conditions in the biopharmaceutical industries; changes in the global and regional regulatory environments in the jurisdictions in which the Company does or plans to do business; market volatility; fluctuations in costs and changes to the competitive environment. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

argenx

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KIM
Living with gMG

GENERALIZED MYASTHENIA GRAVIS

Patient Experience

gMG is characterized by debilitating muscle weakness and fatigue. Symptoms can vary from patient to patient, day to day, **or even throughout the same day**... this unpredictability contributes to emotional burden of disease

Surveyed neurologists ranked severe gMG only **behind ALS as most severe disease they treat**

1/2 of Patients have been diagnosed with depression or anxiety in addition to gMG

Despite taking an average of 2.3 current treatments, **61% of patients have poor well-being** according to WHO-5 Index, and reported a mean of **residual 8.3 symptoms related to gMG**

63% of Patients **stopped work or school completely** from disease impact argenx market research; Berrih-Aknin S. et al. Real-world patient-reported impact of myasthenia gravis: initial data from the MyRealWorld™ MG study argenx
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4 Multiple Formulations A im to Offer P atients O ptionality 10 mg/kg SC efgartigimod Intravenous infusion Single subcutaneous injection 1000mg

Leveraged correlation between pharmacodynamic and clinical effect as observed in ADAPT Met primary endpoint, demonstrating noninferior total IgG reduction at day 29 with subcutaneously administered efgartigimod compared to intravenous (IV) administration Secondary endpoints show clinical improvement consistent with IV administration BLA to be submitted to FDA by end of 2022 5 Innovative Trial Designed to Accelerate Path Forward 5

Efgartigimod - treated patients from Phase 3 ADAPT 6 SC Bridging Strategy Leverages Correlation Between Pharmacodynamic and Clinical Effect 6 • ADAPT established association of total IgG and MG - ADL following efgartigimod treatment • Phase 1 HV data showed SC efgartigimod has similar PD effect as VYVGART • Efgartigimod shows consistent PD effect across patients and healthy volunteers

ADAPT-SC Bridging Study Design

adapt[sc] myasthenia gravis study

DESIGN

110 adult gMG patients

MGFA Class II, III, IV

Anti-AChR antibody positive (n=91) and negative (n=19)

MG-ADL score ≥5[a]

On ≥1 stable gMG treatment[b]

Efgartigimod treatment naive

2 weeks screening

Patients randomized 1:1 to receive 1000 mg SC efgartigimod or VYVGART



3 weeks on treatment **7 weeks follow-up**

10 weeks

All patients receive one treatment cycle
(4 weekly single injections or 1-hour infusions)

Primary Endpoint: Mean total IgG reduction from baseline at day 29 compared to VYVGART

Open-label extension: 105 total patients rolled over

AChR, acetylcholine receptor; MG-ADL, Myasthenia Gravis Activities of Daily Living; NSIST, nonsteroidal immunosuppressive therapy; MGFA Myasthenia Gravis Foundation of America
[a] ≥50% of score attributed to nonocular items; [b]Acetylcholinesterase inhibitor, steroid, and/or NSIST for the duration of the trial.

argenx

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Primary Endpoint Met: SC Efgartigimod Noninferior to IV Mean total IgG reduction from baseline at day 29 AChR - Ab, acetylcholine receptor antibody; MG - ADL, Myasthenia Gravis Activities of Daily Living; MSE, minimal symptom expression Howard JF, et al. Lancet Neurol . 2021;20(7):526 - 536. Primary endpoint of noninferiority met [p<0.0001] IgG reduction (%) in all ADAPT - SC and ADAPT participants 8 ADAPT - SC 66.4% 62.2% SC efgartigimod VYVGART

SECONDARY QMG responder: ≥3 - point reduction for ≥4 consecutive weeks during the first cycle Consistent Clinical Efficacy Between SC and IV SC efgartigimod VYVGART n =38/55 MINIMAL SYMPTOM EXPRESSION  69.1% 69.1% SECONDARY MG - ADL responder: ≥2 - point reduction ≥4 consecutive weeks during the first cycle QMG RESPONDERS  n= 51.9% SC efgartigimod VYVGART % n= n=28 9 MG - ADL RESPONDERS  EXPLORATORY MSE: MG - ADL score of 0 or 1 SC efgartigimod VYVGART 37.0% % n=20 n=21

10 Fast, Deep and Durable Responses T o tal change from baseline in MG - ADL score over time across ADAPT and ADAPT - SC T o tal change from baseline in QMG score over time across ADAPT and ADAPT - SC ADAPT - SC ADAPT - SC Mean MG - ADL reduction Mean QMG reduction

Safety: Summary of Adverse Events SC efgartigimod (n=55) IV efgartigimod (n=55) Number of patients with an Adverse Event (AE) n (%) 37 (67.3) 28 (50.9) Number of patients with an AE grade ≥3 n (%) 9 (16.4) 4 (7.3) Most frequent AEs n (%) Injection site reactions* 21 (38.2) 1 (1.8) Headache 7 (12.7) 7 (12.7) Myasthenia gravis** 6 (10.9) 1 (1.8) Fatigue 2 (3.6) 3 (5.5) Diarrhea 1 (1.8) 3 (5.5) Fall 1 (1.8) 3 (5.5) Urinary Tract Infection 1 (1.8) 3 (5.5) Contusion 0 3 (5.5) Number of patients who discontinued treatment due to AEs n (%)*** 2 (3.6) 0 Number of patients with a Serious Adverse Event (SAE) n (%) 8 (14.5) 4 (7.3) 11 No Grade 5 or 4 AEs reported * ISRs were mild (18/21) or moderate (3/21); Vast majority (19/21) were transient and resolved without treatment ** Majority of MG worsening observed at the end of single treatment cycle, no retreatment possible due to study design *** 1 treatment discontinuation due to COVID - 19 infection and the other to MG worsening on Day 1

Differentiated Treatment Options for gMG Patients 12 Eri, living with gMG SC efgartigimod s ingle injection ADAPT - NXT Continuous Dosing Future Delivery Vehicles and Formulations (e.g., pre - filled syringe, Elektrofi , autoinjector) 12

NEURO HEME SKIN KIDNEY Key: 13 SC Formulation Leveraged Across Indications gMG ITP Pemphigus CIDP BP Myositis Membranous Nephropathy Lupus Nephritis COVID - 19 - mediated POTS Sjogren’s Syndrome FORMULATIONS ACROSS MULTIPLE INDICATIONS, THERAPEUTIC FRANCHISES, AND MOLECULES ENHANZE TM SUBCUTANEOUS FORMULATION IV for POC

Where critical patient need meets breakthrough science That is where we redefine immunology 14

Together We Discover Reaching Patients Through Immunology Innovation 15